SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 22, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated November 22, 2017,  the company informed that continuing with what was reported in the material facts dated May 26, 2017, August 22 of 2017, September 20, 2017 and in our financial statements as of June 30, 2017 regarding the Law for Promotion of Competition and Reduction of Concentration (“Concentration Law”), that established the obligation to readjust the corporate structure of IDB Development Corporation Ltd. ("IDBD"), decreasing the number of layers between companies before the end of 2017, in order to communicate in compliance with the dispositions of the aforementioned law, Dolphin IL Investment Ltd. (Dolphin), a company indirectly controlled by IRSA, which holds a 98.65%, has subscribed the final documents for the acquisition of the total shares owned by IDB Development Corporation Ltd. ("IDBD") in Discount Investment Corporation Ltd. ("DIC"), which include the share purchase agreement, the bond and the related documents.

The transaction has been made for an approximate price of NIS 17.20 per share of DIC. The payment was financed by IDBD to Dolphin with guarantee of the purchased shares, without any recourse to IRSA, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each year. In addition to these payment conditions the payment of NIS 70 million in cash is added. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors.

The previous and resulting structure of the IDBD transaction is as follows:

The proposal has been endorsed by the Committee of Independent Directors formed for this transaction and the Audit Committee, who was consulted in the terms of article 72 and following of the Capital Market Law No. 26,831, has no objections regarding the operation under comment, the aforementioned statement is available for Shareholders at the corporate headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 22, 2017